Filed by SCVX Corp. pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: SCVX Corp.

(Commission File No. 001-39190)

CFO on why Bright Machines is going public via SPAC

Manufacturing automation company Bright Machines is going public through a special purpose acquisition company (SPAC) merger with its sights set on two goals — raising money quickly to fuel its capital expenditure-heavy business model and broadening its reach at a time when companies are struggling with supply chain issues, something it can help them with.

“There's a nice alignment with the forces at play in the market today that makes the timing right for us to go public,” says Michael Keogh, the company’s CFO since August. “Companies are reshoring. Separate from reshoring, look at the [problems] in the supply chain. People have to come up with a different supply chain solution, so they’re looking to distribute some manufacturing to new locations.”

Bright Machines launched in 2018 by a former executive of contract manufacturer Flextronics (now Flex) and others to help manufacturing companies increase cost efficiencies by using artificial intelligence and machine learning to replace manual processes.

The company integrates the hardware side with the software side of the business through a micro-factory setup, which can make it easier for companies that are working through supply chain issues to replicate their operations elsewhere.

“Especially with what we’re seeing now with some reshoring and moving around supply chains, it’s hard to replicate that model anywhere else,” Keogh told CFO Dive.

Market demand

Investors see the potential. The company, which generates about $35 million a year in sales to some two dozen customers, including medical diagnostics company DRW, attracted a $1.6 billion valuation in the spring when the merger was announced. It’s expecting to generate $435 million in cash through the merger, split almost evenly between the money held by the SPAC, SCVX Corp., and capital from a private investment in public equity (PIPE).

“I think we have a very aligned vision with our partner,” said Keogh. “They understand the business and help make the right connections, so there’s support from that perspective.”

The deal could close by the end of the year. Keogh submitted the company’s S-4 to the Securities and Exchange Commission (SEC) in mid-October.

“We’re just waiting for how many rounds of SEC commentary, how much they’re going to come back with questions on what we’ve submitted to them,” he said. “That’s the last piece that has to fall into place. Some people are seeing two rounds of comments, some are seeing four rounds.”

Fast cash

A SPAC merger was seen as the best route for the company given its capex-heavy business model and its goal to expand quickly to take advantage of market dynamics.

“I’ve come from some pretty capex-intensive businesses, so one of the elegant features of a SPAC is it allows you to raise a lot of money in one felled swoop,” Keogh said.

Because of the longer time frame and restrictions on forward-looking statements of a traditional IPO, the other alternative to a SPAC was to stay private, but that would have required multiple rounds of capital raises, which the company wanted to avoid.

“The organizational focus that goes into those rounds of private fund raising vs. being able to do it once is a nice feature of a SPAC,” he said.

Bright Machines is primarily a software company, but until it fully fleshes out its business model, it's operating as an integrated software-hardware company, which means it’s buying the hardware its customers use in tandem with its software. It’s that part of the business that adds costs to its model.

“Right now, the best way to highlight the benefits to what that software provides is through this integrated solution with the hardware,” he said. “We are buying someone else’s vision system, someone else’s robotic arm. So, we’re going to be in the hardware business for some period of time.”

Once it evolves away from that model, it can cut its capex to focus on the software side. “Over time, we’ll get to where we’ll be agnostic as to what type of hardware someone has,” he said. “They won’t have to buy our integrated solution. Today, that is our best way in, and it’s the quickest value proposition for the customer.”

Supply chain experience

To help the company prepare for going public, Keogh has been adding talent and getting systems in place to meet Sarbanes-Oxley and SEC reporting requirements.

“I’ve been bringing in some VP-level type folks that have been through IPOs before and that have also been in companies that have scaled from small to big really fast,” he said. “There’s one element of knowing what a well-oiled machine looks like; there’s another element of knowing what it takes to get there. That’s super important.”

The new help will be key for Keogh, who hasn’t taken a company public before. “This will be my first time through the process,” he said.

His background has focused largely on the supply chain side, helping manufacturing giants like Stanley Black & Decker, Intel and Apple manage their operational finances.

At Apple, in his initial role, he was based in China to manage the finance side of its push to triple production of the iPhone.

“My responsibility there was to negotiate all of the assembly contracts for 150 million iPhones that were going to be built in the next year,” he said. “What was our rate for assembly? How were we going to manage inventory holding costs? What do we do when we get those components we’re procuring from other customers?”

Adding to the challenge was the outsourcing, since Apple didn’t own any of the factories that were involved.

“We had to figure out the right incentive structure,” he said. “How do we ensure they have the capacity to never gate demand? So, a big part of it was how to create these rate structures. To what extent do we invest in that infrastructure? How do we ensure we aren’t just capacitizing for a peak? [Otherwise], you immediately thereafter have unused factory capacity.”

That background will be helpful since supply-chain issues are likely to drive an important part of the company’s business going forward.

“When you talk about market timing, there’s an element of that,” he said about timing the SPAC. “It feels like your traditional IPO would take longer and this feels like it’s a great opportunity for us. We chose the partner to merge with and things fell into place pretty well.”

Bright Machines Announcement Social Media Posts

The following communications were made available by Bright Machines on Twitter on October 29, 2021.

Disclaimers

Additional Information and Where to Find It

In connection with the proposed business combination, SCVX Corp. (“SCVX”) has filed a Registration Statement on Form S-4, including a preliminary proxy statement/prospectus, and will file a definitive proxy statement/prospectus with the Securities and Exchange Commission (“SEC”). SCVX’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and, when available, the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about Bright Machines, Inc. (“Bright Machines”), SCVX, and the proposed business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of SCVX as of a record date to be established for voting on the proposed business combination. Stockholders are also able to obtain copies of the preliminary proxy statement/prospectus, and once available, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: c/o Strategic Cyber Ventures, 1220 L St. NW, Suite 100-397, Washington, DC 20005.

Participants in the Solicitation

SCVX and Bright Machines and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described herein under the rules of the SEC. Information about the directors and executive officers of SCVX is set forth in SCVX’s Annual Report on Form 10-K filed with the SEC pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, on April 6, 2021, and is available free of charge at the SEC’s web site at www.sec.gov or by directing a request to: c/o Strategic Cyber Ventures, 1220 L St. NW, Suite 100-397, Washington, DC 20005. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the SCVX shareholders in connection with the potential transaction is set forth in the registration statement containing the preliminary proxy statement/prospectus. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This document shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This document shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

Certain statements herein may be considered forward-looking statements. Forward-looking statements generally relate to future events or SCVX’s or Bright Machines’ future financial or operating performance. For example, statements about the expected timing of the completion of the proposed business combination, the benefits of the proposed business combination, the competitive environment, and the expected future performance and market opportunities of Bright Machines are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by SCVX and its management, and Bright Machines and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (2) the outcome of any legal proceedings that may be instituted against SCVX, Bright Machines, the combined company or others following the announcement of the proposed business combination; (3) the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of SCVX or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; (5) the ability to meet stock exchange listing standards at or following the consummation of the proposed business combination; (6) the risk that the proposed business combination disrupts current plans and operations of Bright Machines as a result of the announcement and consummation of the proposed business combination; (7) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the proposed business combination; (9) changes in applicable laws or regulations; (10) the possibility that Bright Machines or the combined company may be adversely affected by other economic, business and/or competitive factors; and (11) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in SCVX’s Form 10-K for the year ended December 31, 2020, and which will be set forth in the registration statement filed by SCVX with the SEC in connection with the proposed business combination.